August 16, 2007

VIA U.S. MAIL AND FAX (205)969-3756

R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
100 Urban Center Drive, Suite 501
Birmingham, AL 35242

Re: Medical Properties Trust, Inc.
          File No. 001-32559
          Form 10-K for Fiscal Year Ended
          December 31, 2006

Dear Mr. Hamner:

        We have reviewed your response letter dated July 3, 2007 and have the following
additional comments. If you disagree with our comments, we will consider your
explanation as to why our comments are not applicable. Please be as detailed as
necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

1.   We have reviewed your response to comment number 1. Please amend your
        Form 10-K for the year ended December 31, 2006 to include the audited financial
        statements of Vibra Healthcare LLC.

Item 8. Financial Statements and Supplementary Data

2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

2.   We have considered your response to our prior comment 2. Based on the fact that construction period rents are based on construction costs incurred by the Company, we are unclear how you have determined that these amounts should be recorded as deferred rent rather than a reduction of the cost basis of the asset. Please tell us the authoritative literature you have relied upon in determining that construction period rents should be recorded as deferred revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

R. Steven Hamner
Medical Properties Trust
August 16, 2007
Page 3

       Please respond to the comment included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief